UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of February 2020

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐       No ☒

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant) By: /s/ Moshe Eisenberg —————————————— Moshe Eisenberg, Chief Financial Officer

Dated: February 3, 2020

Camtek Ltd. P.O.Box 544, Ramat Gabriel Industrial Park Migdal Ha’Emek 23150, ISRAEL Tel: +972 (4) 604-8100 Fax: +972 (4) 644-0523 E-Mail: Info@camtek.com Web site: http://www.camtek.com
CAMTEK LTD. Moshe Eisenberg, CFO Tel: +972 4 604 8308 Mobile: +972 54 900 7100 moshee@camtek.com	INTERNATIONAL INVESTOR RELATIONS GK Investor Relations Ehud Helft/Gavriel Frohwein Tel: (US) 1 646 688 3559 camtek@gkir.com

FOR IMMEDIATE RELEASE

CAMTEK EXPECTS SALES FOR THE FIRST QUARTER OF 2020 TO BE UNAFFECTED
BY THE IMPACT OF THE CORONAVIRUS

Schedules Fourth Quarter and Full-Year 2019 Results Release for February 20, 2020

MIGDAL HA'EMEK, Israel, February 3, 2020 - Camtek Ltd. (Nasdaq: CAMT; TASE: CAMT) would like to update that following investors’ inquiries and according to the information currently available, its revenues for the first quarter 2020 are not expected to be adversely affected by the situation in China.

Rafi Amit Camtek’s CEO commented: “Most of our key customers in China are running their production lines and there is no change in their delivery plans for our products. Moreover, the majority of the orders for the first half of this year were received from customers outside of China. According to the information we currently hold, our employees in China and worldwide have not been infected by the virus.”

In addition, the company announced that it would be releasing its financial results for the fourth quarter and full-year 2019 on Thursday, February 20, 2020. The company will also host a conference call on the same day, starting at 9:30 am ET. Rafi Amit, Chief Executive Officer, Moshe Eisenberg, Chief Financial Officer and Ramy Langer, Chief Operating Officer will host the call and will be available to answer questions after presenting the results.

To participate, please call one of the following telephone numbers a few minutes before the start of the call:

US:                       1 888 668 9141           at 9:30 am Eastern Time
Israel:                       03 918 0609           at 4:30 pm Israel Time
International:   +972 3 918 0609

For those unable to participate, the teleconference will be available for replay on Camtek’s website at http://www.camtek.com beginning 24 hours after the call.

ABOUT CAMTEK LTD.

Camtek is a leading manufacturer of metrology and inspection equipment and a provider of software solutions serving the Advanced Packaging, Memory, CMOS Image Sensors, MEMS, RF and other segments in the mid end of the semiconductor industry.

Camtek provides dedicated solutions and crucial yield-enhancement data, enabling manufacturers to improve yield and drive down their production costs.

With eight offices around the world, Camtek has best-in-class sales and customer support organization, providing tailor-made solutions in line with customers' requirements.

This press release is available at http://www.camtek.com

This press release may contain projections or other forward-looking statements regarding future events or the future performance of the Company. These statements are only predictions and may change as time passes. We do not assume any obligation to update that information. Actual events or results may differ materially from those projected, including as a result of changing industry and market trends, reduced demand for our products, the timely development of our new products and their adoption by the market, increased competition in the industry, the disruption to our business related to the coronavirus, including its spread and effects in and  beyond China across the Asia Pacific region, which includes, inter alia, South Korea and Taiwan, and globally, intellectual property litigation, price reductions as well as due to risks identified in the documents filed by the Company with the SEC.